SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.         )*

KITTY HAWK, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

498326206 (CUSIP Number)

OCTOBER 14, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 498326206	13G	Page 1 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gryphon Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 1,169,400 6. Shared Voting Power 0 7. Sole Dispositive Power: 1,169,400 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,169,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 2.9%. This percentage is based upon 40,185,084 shares of Common Stock outstanding as of October 15, 2003.

12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 498326206	13G	Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Gryphon Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 3,609,829 (1) 6. Shared Voting Power: 0 7. Sole Dispositive Power: 3,609,829 (1) 8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,609,829 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 9.0%. This percentage is based upon 40,185,084 shares of Common Stock outstanding as of October 15, 2003.

12.	Type of Reporting Person (See Instructions): PN

(1)	This Schedule 13G filing includes 1,169,400 shares of the Issuer’s Common Stock and warrants to purchase 2,440,429 shares of the Issuer’s Common Stock, which by reason of exercise rights are included in the holdings reported herein.

CUSIP No.: 498326206	13G	Page 3 of 6

Item 1(a).	Name of Issuer: Kitty Hawk, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

1515 West 20th Street, P.O. Box 612787, Dallas/Fort Worth International Airport, 75261.

Item 2(a).	Name of Persons Filing: Gryphon Master Fund, L.P. (“Master Fund”), and Gryphon Partners, L.P. (“Gryphon Partners”).

Item 2(b).	Address of Principal Business Office or, if none, Residence: Master Fund: 500 Crescent Court, Suite 270, Dallas, Texas 75201. Gryphon Partners: 500 Crescent Court, Suite 270, Dallas, Texas 75201.

Item 2(c).	Citizenship: Master Fund: Bermuda Gryphon Partners: Texas

Item 2(d).	Title of Class of Securities:

Common Stock, $.000001par value

Item 2(e).	CUSIP Number: 498326206

CUSIP No.: 498326206	13G	Page 4 of 6

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership:

Each of Master Fund and Gryphon Partners is the beneficial owner of 1,169,400 shares of the Issuer’s Common Stock, representing 2.9% of the outstanding shares of Common Stock. Each of Master Fund and Gryphon Partners has the sole power to vote and dispose of all of such shares of Common Stock.

Gryphon Partners is the beneficial owner of warrants to purchase 2,440,429 shares of the Issuer’s Common Stock, representing 6.1% of the outstanding shares of Common Stock. Gryphon Partners has the sole power to vote and dispose of all of such shares of Common Stock. Master Fund disclaims beneficial ownership of such shares of Common Stock.

Gryphon Partners controls Master Fund, and, therefore, is the beneficial owner of (i) the 1,169,400 shares of the Issuer’s Common Stock, plus (ii) the additional 2,440,429 shares of Common Stock described in the immediately preceding paragraph, for a combined total of 3,609,829 shares of Common Stock, representing 9.0% of the outstanding shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

CUSIP NO.: 498326206	13G	Page 5 of 6

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See Item 2 above.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2003	GRYPHON MASTER FUND, L.P.

	By:	Gryphon Partners, L.P., its General Partner

		By:	Gryphon Management Partners, L.P., its General Partner

			By:	Gryphon Advisors, LLC, its General Partner

				By:	/s/ Warren W. Garden

Warren W. Garden, Authorized Agent

CUSIP NO.: 498326206	13G	Page 6 of 6

Dated: October 16, 2003	GRYPHON PARTNERS, L.P.

	By:	Gryphon Management Partners, L.P., its General Partner

		By:	Gryphon Advisors, LLC, its General Partner

			By:	/s/ Warren W. Garden

Warren W. Garden, Authorized Agent